SEC 20008879 N

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SEC FILE NUMBER
8 -53436

ANNUAL ...

FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MKM Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 First Stamford Place
(No. and Street)

Stamford	CT	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Messina 203-861-9060
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name -- *if individual, state last, first, middle name*)

290 West Mount Pleasant Avenue	Livingston	New Jersey	07039
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 03 2020
Washington, DC

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Messina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MKM Partners LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Co-CEO
Title

Notary Public

ANNIE M. WILLIAMS
Notary Public, State of Connecticut
My Commission Expires Dec. 31, 2024

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MKM PARTNERS LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

MKM PARTNERS LLC
(A Limited Liability Company)
DECEMBER 31, 2019

TABLE OF CONTENTS

COOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
MKM Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MKM Partners LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of MKM Partners LLC as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of MKM Partners LLC's management. Our responsibility is to express an opinion on MKM Partners LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to MKM Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as MKM Partners LLC's auditor since 2002.
Livingston, New Jersey
March 2, 2020

MKM PARTNERS LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	5,260,590
Commission and fees receivable		1,711,231
Receivable from and deposit with clearing organization		591,184
Other assets		181,888
TOTAL ASSETS	$	7,744,893

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	230,711
Deferred Rent		8,046
Total liabilities		238,757
Commitments and contingencies (Note 9)		
Member's equity		7,506,136
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	7,744,893

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

MKM Partners LLC (the "Company") was formed as a Connecticut limited liability company and is wholly owned by MKM Holdings LLC (the "Parent"), also a Connecticut limited liability company.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority, ("FINRA") on March 18, 2002. The Company provides institutional equity trading and research services to United States and international equity traders.

As a limited liability company, the member is not liable for any of the debts, obligations, losses, claims, or judgments on any of the liabilities of the Company, whether arising in tort, contract, or otherwise, except as provided by law. Pursuant to the terms of the Company's operating agreement, the Company will continue in existence until December 31, 2047, unless otherwise dissolved in accordance with the terms of its operating agreement.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
This financial statement has been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The following is a summary of the significant accounting and reporting policies used in preparing the financial statement.

Revenue recognition
Brokerage revenues consist of (i) brokerage commissions resulting from equity securities and options transactions executed as agent or principal and are recorded on a trade date basis, (ii) related net trading gains and losses from market- making activities and from the commitment of capital to facilitate customer orders and (iii) fees paid for brokerage services, which includes but is not limited to, research, sales coverage and trading services. The Company currently generates revenues from brokerage services activities through three types of arrangements. First, through what is commonly known as a "soft dollar" practice, a portion of a client's commissions represents compensation for the value of access to the Company's brokerage services. Those commissions are recognized on a trade date basis, as the Company has no further obligations. Second, a client may issue a cash payment directly to the Company for access to the Company's brokerage services. Third, the Company may enter into certain commission-sharing or tri-party arrangements in which institutional clients execute trades with a limited number of brokers and instruct those brokers to allocate a portion of the commission to the Company or to issue a cash payment to the Company.

In these commission-sharing or tri-party arrangements, the amount of the fee is determined by the client on a case-by-case basis and agreed to by the Company. For the second and third type of arrangements, revenue is recognized and invoiced once an arrangement exists, access to brokerage services has been provided, a specific amount is fixed or determinable, and collectability is reasonably assured. None of these arrangements obligate clients to a fixed amount of fees for brokerage services, either through trading commissions or direct or indirect cash payments, nor do they obligate the Company to provide a fixed quantity of brokerage services or execute a fixed number of trades.

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Subsequent events

The statement of financial condition was approved by management and available for issuance on March 2, 2020. Subsequent events have been evaluated through this date.

NOTE 3. RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from and deposit with clearing organization primarily represents cash of approximately $341,000 and a deposit with the clearing organization of $250,000 that is required by the clearing agreement.

NOTE 4. OTHER ASSETS

Other assets at December 31, 2019, consist of prepaid expenses of approximately $130,000 and restricted cash of approximately $52,000 which serves as collateral for a stand-by letter-of-credit in support of a security deposit for leased office space (see Note 9).

NOTE 5. CONCENTRATION OF CREDIT RISK AND MARKET RISK

From time to time, the Company will maintain cash balances in a financial institution that may exceed the Federal Deposit Insurance Corporation ("FDIC") coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

NOTE 6. OFF BALANCE SHEET CREDIT RISK

All transactions for the Company's customers are cleared through a carrying broker-dealer on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. All unsettled securities transactions as of December 31 2019 were settled in January 2020 with no resulting liability to the Company. The Company seeks to limit risk associated with nonperformance by customers by monitoring all customer activity and reviewing information it receives from its clearing organization on a daily basis.

NOTE 7. INCOME TAXES

The Company is a disregarded entity for income tax purposes and, as such, is not liable for federal, state or local income taxes. As a single-member limited liability company, the Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of its Parent..

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the Company is no longer subject to federal, state or local tax examination by taxing authorities for years before 2016.

NOTE 8. RELATED-PARTY TRANSACTIONS

The Company shares space, equipment and other related support with its Parent. In accordance with an administrative services agreement with its Parent, overhead expenses, including rent, salaries, supplies, and other services, are paid by its Parent. The agreement provides for the allocation of overhead expenses to the Company based on formulas applied to these expenses. The direct and indirect expenses paid by its Parent and allocated to the Company for 2019 amounted to approximately $31,282,000. Repayments of amounts due to the Parent, and amounts distributed to the Parent, aggregated approximately $35,839,000 in 2019.

As of December 31, 2019, the Class A Members of the Parent are contingently liable as guarantors with respect to the Parent's Term Note to Peoples United Bank National Association amended as of February 24, 2020. As of December 31, 2019, the amount due is $996,617. The term of the guarantee is through August 22, 2022. Should the Parent be delinquent on its debt payments, the Class A Members will be obligated to perform under the guarantee by making the required payments, including late fees and penalties

NOTE 9. COMMITMENTS AND CONTINGENCIES

The Company's Parent leases office space in several cities under non-cancellable operating leases that expire at various dates through January 2026. The total amount of rent due under the lease term for the Parent is reflected in operations on the straight-line method over the term of the leases.

Approximate future minimum annual payments required for the years subsequent to December 31, 2019, by the Parent, are as follows:

Year ending December 31:	Obligations
2020	$ 888,797
2021	181,616
2022	187,514
2023	85,683
2024	85,160
2025	86,857
2026	7,238
Total	$ 1,522,865

The Company has provided a standby letter-of-credit agreement to a commercial bank to secure a deposit for an office lease of the Parent in the amount of $52,058. The bank can access a money market account of the Company, if required, under the terms of the letter of credit. Such amount is included in the statement of financial condition in "Other assets".

NOTE 10. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2019, the Company had net capital of $5,612,608, which was in excess of the required minimum net capital of $110,031 by $5,502,577. The Company's percentage of aggregate indebtedness to net capital was 29.41% as of December 31, 2019.